

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 28, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of T. Rowe Price Exchange-Traded Funds, Inc., under the Exchange Act of 1934:

- T. Rowe Price QM U.S. Bond ETF

- T. Rowe Price Total Return ETF

- T. Rowe Price Ultra Short-Term Bond ETF

Sincerely,